John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157

June 3, 2016

Ms. Debora O’Neal Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brown Capital Management Mutual Funds (the “Trust”) (File Nos. 811-06199 and 033-37458)

Dear Ms. O’Neal Johnson:

On May 11, 2016, the Trust filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A. The preliminary proxy statement relates to the solicitation of the vote of shareholders of The Brown Capital Management Mid Company Fund, The Brown Capital Management Small Company Fund, The Brown Capital Management International Equity Fund, and The Brown Capital Management International Small Company Fund (the “Funds”), series portfolios of the Trust, relating to the approval of a new investment advisory agreement for the Funds and revisions to the Funds’ fundamental investment restrictions.

You recently provided comments to me relating to the proxy statement. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a definitive proxy statement. The definitive proxy statement will reflect the responses to the comments as described in this letter.

Shareholder Letter

1.	Comment: Please include the location of the shareholder meeting in the letter.

Response: The Trust has revised the disclosure as you have requested.

2.	Comment: Please include in the shareholder letter a brief summary of the second proposal that relates to the fundamental investment restriction changes.

Response: The Trust has revised the disclosure as you have requested.

Proxy Card

3.	Comment: On the proxy card, please add an additional box for shareholders to vote on an adjournment of the Meeting should such an adjournment be needed.

Ms. O’Neal Johnson
U.S. Securities and Exchange Commission
June 3, 2016

Response: The Trust has revised the disclosure as you have requested.

*	*	*

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively